# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Liberty TripAdvisor Holdings, Inc., CIK 0001606745
CUSIP: 531465102
Title of class of securities: Series A Common Stock
Address of issuer's principal executive offices: 12300 LIBERTY BLVD, Englewood, Colorado (CO), 80112
Date of event which requires filing of this statement: 12/23/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001085146-24-001527
Filed by CIK 0001615717

## Reporting persons
- Triad Investment Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: California (CA); sole voting power 3,610,246; shared voting power 0; sole dispositive power 3,610,246; shared dispositive power 0; aggregate amount beneficially owned 3,610,246 (0% of the class)

## Item 1. Issuer
Name of issuer: Liberty TripAdvisor Holdings, Inc.
Address of issuer's principal executive offices: 12300 LIBERTY BLVD Englewood, COLORADO 80112

## Item 2. Person Filing
Name of person filing: Triad Investment Management, LLC
Address of principal business office or, if none, residence:
1301 DOVE STREET
SUITE 1080
NEWPORT BEACH, California
92660
Citizenship: Triad Investment Management, LLC - CALIFORNIA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment company (IV)

## Item 4. Ownership
Amount beneficially owned: 3610246
Percent of class: 0
Sole power to vote or to direct the vote: Triad Investment Management, LLC - 3610246
Shared power to vote or to direct the vote: Triad Investment Management, LLC - 0
Sole power to dispose or to direct the disposition: Triad Investment Management, LLC - 3610246
Shared power to dispose or to direct the disposition: Triad Investment Management, LLC - 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Triad Investment Management, LLC: John Heldman, Partner (12/30/2024)